                             SEC FILE NUMBER 0-21782

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2004

                       FLETCHER CHALLENGE FORESTS LIMITED
--------------------------------------------------------------------------------

                 (Translation of Registrant's Name Into English)

              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
--------------------------------------------------------------------------------

                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F    A    Form 40-F

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes     No A
            ----

         (If "Yes is marked indicate below the file number assigned to the
         registrant in connection with Rule 12g3-2(b): 82-    .)
                                                          ----

         THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728)
         OF FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 12 February 2004                         FLETCHER CHALLENGE FORESTS LIMITED

                                              /s/ P M GILLARD

                                              P M GILLARD
                                              SECRETARY

[FLETCHER CHALLENGE FORESTS LOGO]


                                  NEWS RELEASE

        STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).

               HALF YEAR RESULTS ANNOUNCEMENT TO 31 DECEMBER 2003

AUCKLAND, 12 February 2004 - Fletcher Challenge Forests today reported operating earnings prior to forest revaluation for the six months ended 31 December 2003 of $23 million, compared with $47 million (prior to unusual items) recorded in the corresponding six months to December 2002. A challenging foreign exchange environment, high shipping costs, reduced sales from owned forest estates and loss of synergies from the cancellation of the Central North Island Forest Partnership ("CNIFP") management contract, were all factors behind the decline in earnings.

Operating earnings from the processing, marketing and distribution businesses were $19 million compared with $21 million recorded in the corresponding six months to December 2002, and were significantly higher than the $9 million for the six months to June 2003.

Highlights during the six month period included:

- The sale, subject to shareholder approval, of the majority of the Company's forest assets and further progress on refocusing the business

-        A proposed $0.625 per share return of capital to shareholders in March

- Expansion of the US distribution business with the acquisition of an additional 33% of The Empire Company ("Empire"), raising ownership to 67%

- Commissioning, at the Taupo mill, of a third line producing solid lineal mouldings for the US market

- Progressing the development of new international markets for existing products and new high value applications for Radiata pine.

                                                                    Continues...

To:     BUSINESS EDITOR           From:               Paul Gillard
                                                      Company Secretary
                                                      FLETCHER CHALLENGE FORESTS
Fax:    AUTO                      Telephone:          64-9-571 9846
                                  Mobile:             0274 320 310
                                  Fax:                64-9-571 9872

Please Note: If you do not receive 8 pages including this page, or if any page is not readable, please call the sender immediately on telephone 64-9-571 9814. Further information on Fletcher Challenge Forests can be viewed at the Fletcher Challenge Forests web site, at http://www.fcf.co.nz.

The net loss after taxation for the six month period of $26 million includes a write-down in the carrying value of the Company's forest crop of $38 million (after tax), to align the value of the forest assets with the sales price announced during December 2003. Prior to the forest crop write-down, net earnings for the period were $12 million.

COMMENTARY

Operating revenue for the period totalled $336 million, down 6% on the corresponding six months to December 2002. The adverse impact of the strong New Zealand dollar and reduced log sales volumes was partially offset by the consolidation of Empire from 1 November 2003. The average NZ/US dollar exchange rate during the six months to December 2003 was $0.6036 compared to $0.4830 for the six months to December 2002. The change in foreign exchange rates was mitigated by the Company's hedging policy, which contributed $7 million pre tax (2002: $12 million).

Earnings before interest, tax, depreciation and amortisations ("EBITDA") for the processing, marketing and distribution businesses for the six months to December 2003 was steady at $26 million, compared to $27 million for December 2002 and $16 million for the six months to June 2003. The Australasian and Asian Consumer Solutions segment, with EBITDA of $13 million for the current period compared to $8 million for December 2002 and $12 million for the six months to June 2003, benefited from the strong demand in both the domestic and Australian markets and reduced log prices. Sales prices remained stable as demand was matched by competitors redirecting supply from export markets into the domestic market.

The North American Consumer Solutions segment was impacted by the strong New Zealand dollar and weak US lumber prices. EBITDA, which includes the consolidation of Empire from 1 November 2003, was $13 million for the current period, compared to $19 million for December 2002. This represents a significant improvement from the EBITDA of $4 million for the six months to June 2003. The Moulding and Better market indicator price series rose from the June 2003 low of USD900/mbf to USD1,050/mbf at December 2003, which, combined with the continued focus on efficiency and reductions in pruned log prices, assisted the New Zealand based operations to return to profitability during the period.

The Forests and Supply business contributed EBITDA of $2 million for the six months to December 2003 compared to $20 million for December 2002. Increases to average sales prices in US dollars during the period were not sufficient to offset the higher NZ/US dollar exchange rate, further increases to shipping rates, the reductions in sales volumes from our owned estates and a loss of operating synergies following the termination of the CNIFP management contract on 30 June 2003. The sales volume reduction of 14% from the six months to December 2002 follows the sale of mature forestry rights to UBS Timber Investors on 28 March 2003.

FOREST CROP VALUATION

The carrying value of the forest crop has been revalued to an estimated net market value based upon the sale and purchase agreement for the forest assets, including the Tarawera forestry right at $165 million. The forest crop carrying value is net of other forest assets (recorded at historic cost) included within the forest sale and direct forest sale costs of $35 million.

CASH FLOWS

Net cash from operations totalled $16 million compared to $29 million in December 2002, reflecting the difficult trading conditions within our forestry business and the strong NZ dollar. A $25 million movement in net working capital related primarily to forest sale costs and the termination of the CNIFP management contract.

Net cash applied to investing activities during the period of $23 million included the acquisition of the additional 33% interest in Empire ($17 million). The Statement of Financial Position now incorporates the consolidation of Empire.

Net debt totalled $125 million as at 31 December 2003, including the debt held by Empire of $17 million, representing a debt to book capitalisation ratio of 13%.

FOREST SALE AND CAPITAL RETURN

On 18 December 2003, in line with the previously announced strategy to refocus the business away from forest ownership and towards the Company's processing, marketing and distribution activities, subsidiaries of the Company signed an agreement for the sale of the group's forest assets to a consortium led by Kiwi Forests Group Limited for a price of $725 million (including $165 million for the Tarawera forestry right). Shareholders will vote on the forests sale and associated return of capital of $0.625 per share at a Special Meeting of Shareholders on 20 February 2004.

The Tarawera forestry right sale was subject to a financing condition being confirmed by 31 January 2004. This condition was not met, and the forestry right will be re-marketed. If the sale is completed, the Company intends to include the proceeds of any future sale of the Tarawera forestry right in the second capital return scheduled for the second half of calendar 2004.

OUTLOOK

The strategies pursued by the Company have laid a strong foundation for the Company's transition from a price-taking commodity producer to a consumer focused manufacturer of more sophisticated, high-margin wood products. Key business attributes that will drive the future of the Company include a leadership position in marketing premium wood products, effective distribution channels, world class processing plants, an established customer base and effective brands and a drive to expand the markets for its products.

The Company will hold a results briefing for media representatives at 10:00 am NZ time on Thursday 12 February. For "listen-in only" access to the briefing, dial 083-032 (within NZ); or +64-8308-3032 internationally. Enter 206 489# when prompted for your PIN.

Forward Looking Statements: There are statements included in this release which are "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995, and they are included herein in reliance upon the safe harbours created by that Act. As forward-looking statements are predictive in nature, they are subject to a number of risks and uncertainties relating to Fletcher Challenge Forests, its operations, the markets in which it competes and other factors (some of which are beyond the control of Fletcher Challenge Forests).

FLETCHER CHALLENGE FORESTS
CONDENSED FINANCIAL STATEMENTS
(Unaudited)

                                                                               SIX MONTHS   Year Ended   Six Months
                                                                                DEC 2003     Jun 2003     Dec 2002
                                                                                  NZ$m         NZ$m         NZ$m
STATEMENT OF FINANCIAL PERFORMANCE
Operating Revenue(1)                                                               336          678          359
Operating Expenses                                                                (313)        (597)        (312)
Unusual Items(2)                                                                     -          (31)         (23)
----------------------------------------------------------------------------------------------------------------
Operating Earnings                                                                  23           50           24
Forest Crop Revaluation                                                            (51)        (451)          (3)
Funding Costs(3)                                                                    (1)         (18)         (12)
----------------------------------------------------------------------------------------------------------------
Earnings before Taxation                                                           (29)        (419)           9
Taxation                                                                             4          140           (5)
----------------------------------------------------------------------------------------------------------------
Earnings after Taxation                                                            (25)        (279)           4
Minority Interest                                                                   (1)           8            -
----------------------------------------------------------------------------------------------------------------
Net Earnings                                                                       (26)        (271)           4
================================================================================================================

PER SHARE INFORMATION
Basic and Diluted Net Earnings per Share (cents)                                  (4.7)       (48.6)         0.7
Net Assets per Share ($)                                                          1.49         1.55         2.05
Number of Shares on Issue (millions of shares)                                     558          558          558

FOREST SALE PROCESS

On 18 December 2003, Fletcher Challenge Forests reached an agreement with Kiwi Forests Group Limited, Viking Global New Zealand Limited and OTPP New Zealand Forest Investments Limited that was expected to result in the sale of the forest assets (including the Tarawera forestry right) for $725 million. The sale of the forest assets is subject to approval by the Company's shareholders and the receipt by the purchasers of the approval of the Overseas Investment Commission. The sale of a forestry right by Tarawera Forests Limited (for $165 million), a subsidiary of Fletcher Challenge Forests Limited, was also subject to Kiwi Forests Group Limited arranging finance for the acquisition of that asset. On 30 January 2004 Kiwi Forests Group advised that it was not able to satisfy the financing condition in respect of the Tarawera forestry right. The Tarawera forestry right is being remarketed following the non-completion of this condition.

The consequences of the proposed forest sale on the Fletcher Challenge Forests financial statements will be significant. The carrying value of the forest crop has been revalued to an estimated net market value based upon the sale and purchase agreement for the forest assets (including the Tarawera forestry right at $165 million). The forest crop carrying value is net of other forest assets (recorded at historic cost) included within the forest sale and direct forest sale costs of $35 million. Additional reorganisation costs not directly related to the forests sale will be expensed as incurred.

1. Equity Earnings from Associate Companies of $8 million (June 2003: $14 million, December 2002: $9 million), including dividends received of $3 million (June 2003: $9 million, December 2002: $5 million) have been included within Operating Revenue. On 1 November 2003, Fletcher Challenge Forests increased its stake in The Empire Company from 33% to 67%. From this date the financial results of The Empire Company are fully consolidated.

2. Unusual Items included within Operating Earnings:

                                        SIX MONTHS   Year Ended   Six Months
                                         DEC 2003     Jun 2003     Dec 2002
                                           NZ$m         NZ$m         NZ$m
Sale of Forest Assets                        -          (29)         (25)
Other                                        -           (2)           2
                                        --------------------------------
Total Unusual Items                          -          (31)         (23)
                                        ================================

3. December 2003 includes a $2 million mark to market gain on interest rate swaps (June 2003: $4 million cost, December 2002: $2 million cost)

 FLETCHER CHALLENGE FORESTS
 CONDENSED FINANCIAL STATEMENTS
 (Unaudited)

                                                                               DEC 2003    Jun 2003     Dec 2002
                                                                                 NZ$M        NZ$m         NZ$m
STATEMENT OF FINANCIAL POSITION
ASSETS
Cash and Liquid Deposits                                                            16          47           26
Stocks                                                                              89          66           75
Debtors                                                                             71          54           59
Forest Crop Available for sale                                                       -           -          124
------------------------------------------------------------------------------------------------------------------
Total Current Assets                                                               176         167          284
Fixed Assets                                                                       317         322          326
Forest Crop                                                                        531         582        1,031
Investments                                                                         30          33           24
Goodwill                                                                            12           2            2
Deferred Taxation Asset                                                             11           5            -
------------------------------------------------------------------------------------------------------------------
Total Assets                                                                     1,077       1,111        1,667
==================================================================================================================

LIABILITIES
Creditors                                                                           76          93          105
------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                           76          93          105
Term Debt                                                                          141         133          250
Provision for Deferred Taxation                                                      -           -          138
------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                  217         226          493
------------------------------------------------------------------------------------------------------------------
EQUITY
Group Equity                                                                       832         864        1,144
Minority Equity                                                                     28          21           30
------------------------------------------------------------------------------------------------------------------
Total Group Equity                                                                 860         885        1,174
------------------------------------------------------------------------------------------------------------------
Total Liabilities and Equity                                                     1,077       1,111        1,667
-------------------------------------------------------------------------------------------------------------------

FLETCHER CHALLENGE FORESTS
CONDENSED FINANCIAL STATEMENTS
(Unaudited)

                                                                              SIX MONTHS   Year Ended   Six Months
                                                                               DEC 2003     Jun 2003     Dec 2002
                                                                                 NZ$M         NZ$m         NZ$m
STATEMENT OF CASH FLOWS
Net Earnings                                                                      (26)        (271)           4
Adjustment for Items not involving Cash:
   Depreciation, Amortisation, Provisions and Revaluations                         52          457           33
   Taxation                                                                        (6)        (147)          (4)
   Minority Interest                                                                1           (8)           -
   Equity Earnings                                                                 (5)          (5)          (4)
Loss on Disposal of Forest Assets                                                   -           29            -
---------------------------------------------------------------------------------------------------------------
Cash Flow from Operations before Net Working Capital Movements                     16           55           29
Net Working Capital Movements                                                     (25)          (9)         (12)
---------------------------------------------------------------------------------------------------------------
Net Cash (to)/from Operating Activities                                            (9)          46           17

Sale of Fixed Assets and Forest Crop                                                -          118            1
Purchase of Fixed Assets                                                           (6)         (11)          (3)
Purchase of Investments and Minority Interest                                     (17)         (12)           -
---------------------------------------------------------------------------------------------------------------
Net Cash (to)/from Investing Activities                                           (23)          95           (2)

Net Debt Drawdowns/(Settlements)                                                    3         (112)          (9)
Dividends Paid to Minority Shareholders                                             -           (2)          (1)
---------------------------------------------------------------------------------------------------------------
Net Cash from/(to) Financing Activities                                             3         (114)         (10)

Net Movement in Cash Held                                                         (29)          27            5
Add Opening Cash and Liquid Deposits                                               47           22           22
Effect of Exchange Rate Changes on Net Cash                                        (2)          (2)          (1)
---------------------------------------------------------------------------------------------------------------
Closing Cash and Liquid Deposits                                                   16           47           26

These interim Financial Statements have been prepared in accordance with FRS 24 "Interim Financial Statements". The statements should be read in conjunction with the 2003 Annual Report of Fletcher Challenge Forests Limited. The accounting Policies used in these Financial Statements are consistent with those used in the previously published Annual Report.

  SEGMENTAL FINANCIAL INFORMATION

------------------------------------------------------------------------------------------------------------------------
DECEMBER 2003                                                           Total                                  Fletcher
Six months to                                                         Processing    Forests &                  Challenge
($ million)                                  AACS(1)     NACS(2)     & Distrib'n    Supply(3)     Other(4)      Forests
------------------------------------------------------------------------------------------------------------------------
Operating Revenue                              108         104           212           124            -           336
=====================================================================================================================
  EBITDA(5)                                     13          13            26             2            7            35
Depreciation & Amortisations                    (4)         (3)           (7)           (5)           -           (12)
---------------------------------------------------------------------------------------------------------------------
Operating Earnings before unusual
     items                                       9          10            19            (3)           7            23
=====================================================================================================================
Unusual Items                                                                                                       -
                                                                                                               ------
Operating Earnings                                                                                                 23
                                                                                                               ======

------------------------------------------------------------------------------------------------------------------------
JUNE 2003                                                               Total                                  Fletcher
Six months to                                                         Processing    Forests &                  Challenge
($ million)                                  AACS(1)     NACS(2)     & Distrib'n    Supply(3)     Other(4)      Forests
------------------------------------------------------------------------------------------------------------------------
Operating Revenue                              106          76           182           137            -           319
=====================================================================================================================
  EBITDA(5)                                     12           4            16            19           11            46
Depreciation                                    (4)         (3)           (7)           (5)           -           (12)
---------------------------------------------------------------------------------------------------------------------
Operating Earnings before unusual
     items                                       8           1             9            14           11            34
=====================================================================================================================
Unusual Items                                                                                                      (8)
                                                                                                               ------
Operating Earnings                                                                                                 26
                                                                                                               ======

------------------------------------------------------------------------------------------------------------------------
DECEMBER 2002                                                           Total                                  Fletcher
Six months to                                                         Processing    Forests &                  Challenge
($ million)                                  AACS(1)     NACS(2)     & Distrib'n    Supply(3)     Other(4)      Forests
------------------------------------------------------------------------------------------------------------------------
Operating Revenue                              120          91           211           148            -           359
=====================================================================================================================
  EBITDA(5)                                      8          19            27            20           12            59
Depreciation                                    (4)         (2)           (6)           (6)           -           (12)
---------------------------------------------------------------------------------------------------------------------
Operating Earnings before unusual
     items                                       4          17            21            14           12            47
=====================================================================================================================
Unusual Items                                                                                                     (23)
                                                                                                               ------
Operating Earnings                                                                                                 24
                                                                                                               ======

(1)  AACS: Australasian and Asian Consumer Solutions.

(2)  NACS: North American Consumer Solutions.

(3) Includes corporate assets and overheads not specific to the Processing& Distribution businesses

(4) Other: Relates to foreign exchange gains on net foreign denominated debt instruments not attributed to a specific business unit.

(5) EBITDA: Earnings before Interest, Taxation, Depreciation, Amortisation, Forest Valuation and Unusual Items.

SEGMENTAL VOLUME INFORMATION

---------------------------------------------------------------------------------------------------------------
SALES VOLUMES(1)
(000m(3))   Six months to                                      Dec 2003            Jun 2003           Dec 2002
---------------------------------------------------------------------------------------------------------------
LOG / RESIDUE SALES
Forest Estate
    Pruned Radiata Sawlogs                                         79                  96                 91
    Structural Radiata Sawlogs                                    122                 107                109
    Utility Radiata Sawlogs                                       320                 349                369
    Industrial Radiata Sawlogs                                    127                 193                185
    Pulp Logs and Residues                                        182                 216                216
    Production Thinnings                                           77                  52                 85
------------------------------------------------------------------------------------------------------------
Total Forest Estate                                               907               1,013              1,055
Third Party Trading(2)                                          1,179               1,225              1,205
Intra-Company Sales                                              (428)               (387)              (362)
------------------------------------------------------------------------------------------------------------
Total                                                           1,658               1,851              1,898
============================================================================================================

MANUFACTURED PRODUCT SALES
Solid Lineal Mouldings                                             13                  15                 15
Laminated and Finger-Jointed Product(3)                            39                  45                 48
Lumber and Roundwood(3)                                           282                 280                291
------------------------------------------------------------------------------------------------------------
Total                                                             334                 340                354
Third Party Lumber Trading                                         17                  21                 32
------------------------------------------------------------------------------------------------------------
Total                                                             351                 361                386
============================================================================================================

(1)      Represents 100% of the volumes from managed operations (excluding
         CNIFP).

(2)      Includes logs, chips and residues.

(3)      Includes CNIFP product on-sold through FCF.